EXHIBIT 4.9

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO
SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following description of the interests in MetLife Policyholder Trust (the “Trust Interests”) registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is a summary and does not purport to be complete. It is qualified in its entirety by reference to the MetLife Policyholder Trust Agreement, dated as of November 3, 1999, by and among by and among Metropolitan Life Insurance Company, MetLife, Inc., Wilmington Trust Company (not in its individual capacity but solely as trustee for the Trust, the “Trustee”) and ChaseMellon Shareholder Services, L.L.C., as custodian (now known as Computershare Inc., the “Custodian”), as amended on November 8, 2001 (the “Trust Agreement”), in connection with the conversion of Metropolitan Life Insurance Company from a mutual life insurance company to a stock life insurance company under the Plan of Reorganization, dated September 28, 1999, as amended, of Metropolitan Life Insurance Company (the “Plan”), which has been previously filed with the Securities and Exchange Commission.
Trust Interests
The Trust Interests were issued to certain policyholders of Metropolitan Life Insurance Company (“Trust Eligible Policyholders”) pursuant to the Plan. Under the Plan and the Trust Agreement, each Trust Eligible Policyholder was allocated a number of Trust Interests equal to the number of shares of Common Stock, par value $0.01 per share, of MetLife, Inc. (“Common Stock”), allocated to the Trust Eligible Policyholder in accordance with the Plan. The assets of the Trust are principally the shares of Common Stock issued to the Trust (the “Trust Shares”) for the benefit of the Trust Eligible Policyholders and permitted transferees (collectively, the “Beneficiaries”). The Trust Shares are held in the name of the Trustee, on behalf of the Trust, which has legal title over the Trust Shares. The Beneficiaries do not have legal title to any part of the assets of the Trust. The Trust Interests represent undivided fractional interests in the Trust Shares and other assets of the Trust beneficially owned by a Trust Beneficiary through the Custodian. A Trust Interest entitles the Beneficiary to certain rights, including the right to: (i) receive dividends distributed upon Trust Shares; (ii) have Trust Shares withdrawn from the Trust to be sold for cash through a purchase and sale program established by MetLife, Inc. pursuant to the Plan (the “Purchase and Sale Program”); (iii) deposit in the Trust additional shares of Common Stock purchased through the Purchase and Sale Program; (iv) withdraw Trust Shares; and (v) instruct the Trustee to vote the Trust Shares on certain matters; each as further described in and limited by the terms of the Trust Agreement. The Trustee has no beneficial interest in the Trust Shares.
As a general rule, Beneficiaries are prohibited from selling, assigning, transferring, encumbering or granting any option or any other interest in their Trust Interests; however, Trust Interests may be transferred (i) from the estate of a deceased Beneficiary to one or more beneficiaries taking by operation of law or pursuant to testamentary succession, (ii) to the spouse or issue of a Beneficiary or to an entity, selected by a Beneficiary, provided that transfers to such entity are deductible for U.S. federal income, gift and estate tax purposes under Sections 170, 2055 and 2522 of the Internal Revenue Code of 1986, as amended, or to a trust established for the exclusive benefit of one or more of the following: (x) Beneficiaries, (y) individuals described in this clause (ii), or (z) entities described in this clause (ii), (iii) to a trust established to hold Trust Interests on behalf of an employee benefit plan, (iv) if the Beneficiary is not a natural person, by operation of law to the surviving entity upon the merger or consolidation of such Beneficiary into another entity, to the purchaser of substantially all the assets of such Beneficiary or to the appropriate persons upon the dissolution, termination or winding up of such Beneficiary, (v) by operation of law as a consequence of the bankruptcy or insolvency of such Beneficiary or the granting of relief to such Beneficiary under the U.S. federal bankruptcy laws, or (vi) from a trust holding an insurance policy or annuity contract on behalf of the insured person under such policy or contract, to such persons as will be required pursuant to the terms of such trust.
In addition, if the Board of Directors of MetLife, Inc. (the “Board”) determines that there is, at any time, a material risk that the assets of the Trust may be characterized as “plan assets” under the U.S. Department of Labor Reg. Section 2510.3-101, the Board may direct the Trustee to distribute to the Custodian, for distribution to one or more Beneficiaries, a number of Trust Shares (not to exceed the total number of such Beneficiaries’ Trust Interests) as the Board may determine to be necessary or appropriate to ensure that the assets of the Trust will not be so characterized as “plan assets”.
A transferee of Trust Interests will become subject to the Trust Agreement. Trust Interests are held in the name of the Custodian, which keeps a record of the Trust Interests of the Beneficiaries on a book-entry system maintained by the Custodian. The Trust Interests are not be represented by certificates or other evidences of ownership.
The Plan provides that Beneficiaries may instruct the program agent for the Purchase and Sale Program to withdraw their allocated shares from the Trust for sale through the Purchase and Sale Program. Beneficiaries allocated less than 1,000 shares of Common Stock under the Plan are also entitled to purchase in the Purchase and Sale Program additional shares to bring their

Trust Interests up to 1,000 shares, subject to a minimum of $250 per purchase (or such lesser amount that would cause the Beneficiary to hold the 1,000 maximum number of Trust Interests). The number of Trust Interests allocated to Beneficiaries will be adjusted for any shares of Common Stock purchased or sold in the Purchase and Sale Program such that the Trust Interests held by a Beneficiary will always equal the number of shares of Common Stock allocated to the Beneficiary.
Beneficiaries may withdraw all, but not less than all, of their allocated shares of Common Stock at any time by providing written notice to the Custodian.
The Trust Agreement provides the Trustee with directions as to the manner in which to vote, assent or consent the Trust Shares at all times during the term of the Trust. On all matters brought for a vote before the stockholders of MetLife, Inc., with the exception of a Beneficiary Consent Matter (as defined below), the Trustee will vote, assent or consent the Trust Shares in favor of or in opposition to such matter, or abstain from voting on such matter, in accordance with the recommendation given by the Board to MetLife, Inc.'s stockholders or, if no such recommendation is given, as directed by the Board. On all Beneficiary Consent Matters, the Trustee will vote all of the Trust Shares in favor of, in opposition to or abstain from the matter in the same ratio as the Trust Interests of the Beneficiaries that returned voting instructions to the Trustee indicated preferences for voting in favor of, in opposition to or abstaining from such matter. The Trust Agreement also contains provisions allowing Beneficiaries to instruct the Custodian to withdraw their allocated Trust Shares to participate in any tender or exchange offer for the Common Stock and to make any cash or share election, or perfect any dissenter’s rights, in connection with a merger of MetLife, Inc.
A “Beneficiary Consent Matter” is: (i) a contested election of directors or, subject to certain conditions, the removal of a director, (ii) a merger or consolidation, a sale, lease or exchange of all or substantially all of the assets or a recapitalization or dissolution of MetLife, Inc., if it requires a vote of stockholders under applicable Delaware law, (iii) any transaction that would result in an exchange or conversion of the Trust Shares for cash, securities or other property, (iv) proposals submitted to stockholders requiring the Board to amend MetLife, Inc.’s Stockholder Rights Plan, or redeem rights under that plan, other than a proposal with respect to which MetLife, Inc. has received advice of nationally-recognized legal counsel to the effect that the proposal is not a proper subject for stockholder action under Delaware law.
Proxy solicitation materials, annual reports and information statements received by the Custodian in connection with any matter not involving a Beneficiary Consent Matter will be made available by MetLife, Inc. to Beneficiaries for their information on a website maintained by MetLife, Inc. or by mail upon request and at MetLife, Inc.’s expense, but voting instructions to the Trustee will not be solicited and, if instructions are received, they will not be binding on the Trustee.
The Trust Agreement provides that regular cash dividends, if any, collected or received by the Trustee with respect to the Trust Shares will be distributed by the Custodian semi-annually to the Beneficiaries within 90 days after receipt by the Trustee. Distributions of all other cash dividends will be made by the Custodian to the Beneficiaries on the first business day following the 30th day after the Trust receives the dividends. Alternatively, the Trustee may arrange with MetLife, Inc. for the direct payment by MetLife, Inc. of such cash dividends to the Beneficiaries. The Trust Agreement further provides that pending such distribution, cash dividends (unless distributed directly by MetLife, Inc. to the Beneficiaries) shall be invested by the Trustee in short-term obligations of or guaranteed by the United States, or any agency or instrumentality thereof, and in certificates of deposit of any bank or trust company having a combined capital and surplus not less than $500 million. Dividends or other distributions in Common Stock will be allocated to the Beneficiaries and held by the Trustee as Trust Shares. Generally, all other distributions by MetLife, Inc. to its stockholders will be held and distributed by the Trustee to the Custodian and by the Custodian to the Beneficiaries in proportion to their Trust Interests within 60 days of receipt of such distribution by the Trustee, subject to limited exceptions.
The Trust will terminate on the 90th day after the date on which the Trustee will have received notice from MetLife, Inc. that the number of Trust Shares held by the Trust is equal to 10% or less of the number of issued and outstanding shares of Common Stock or on the date on which the last Trust Share will have been withdrawn, distributed or exchanged. The Trust may be terminated upon the first to occur of any of the following: (i) on the 90th day after the date on which the Trustee receives written notice from MetLife, Inc., given in MetLife, Inc.’s discretion at any time, that the number of Trust Shares is 25% or less of the number of issued and outstanding shares of Common Stock, (ii) on the date on which the Trustee receives written notice from MetLife, Inc. that the Board has determined, as a result of any amendment of, or change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any State, Commonwealth or other political subdivision or authority thereof or therein, or any official administrative pronouncement or judicial decision interpreting or applying such law or regulation, or any changes in the facts or circumstances relating to the Trust, that maintaining the Trust is or is reasonably expected to become burdensome to MetLife, Inc. or the Beneficiaries, (iii) on the date on which any rights issued under a stockholder rights plan adopted by MetLife, Inc. and held by the Trust become separately tradeable from the Trust Shares to which they relate, or (iv) on the date on which there is an entry of a final order for termination or dissolution of the Trust or similar relief by a court of competent jurisdiction. The Trust may also have to be terminated at some point in time if the rule against perpetuities applies.
Upon termination of the Trust, the remaining Trust Shares will be distributed in book-entry form to each Beneficiary, or as otherwise directed by such Beneficiary, if book entry shares are permitted by applicable law, together with the Beneficiary’s proportionate share of all unpaid distributions and dividends and interest earned thereon. The Trust Agreement provides that MetLife, Inc. may, in its discretion, offer to purchase such shares at the market price of the Common Stock at the time of the purchase.
The Trust Agreement may be amended from time to time by the Trustee, the Custodian, MetLife, Inc. and Metropolitan Life Insurance Company, without the consent of any Beneficiary, (i) to cure any ambiguity, correct or supplement any provision therein that may be inconsistent with any other provision therein, or to make any other provision with respect to matters or questions arising under the Trust Agreement, which will not be inconsistent with the other provisions of the Trust Agreement, provided that the action does not adversely affect the Trust Interests of the Beneficiaries, (ii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as will be necessary to ensure that the Trust will be classified for U.S. federal income tax purposes as a grantor trust at all times or to ensure that the Trust will not be required to register as an investment company under the Investment Company Act of 1940, as amended, or (iii) to reflect the effect of a merger or consolidation in which MetLife, Inc. is not the surviving corporation and the other company into which MetLife, Inc. is merged or consolidated assumes its obligations under the Trust Agreement. The Trust Agreement may also be amended or provisions thereof waived with the consent of Beneficiaries representing more than one-half of the Trust Interests, provided that no such amendment or waiver will, without the consent of each Beneficiary affected thereby, reduce the Trust Interests or otherwise eliminate or materially postpone the right of any Beneficiary to receive dividends or other distributions or to make elections under the Purchase and Sale Program or to withdraw Trust Shares.
Beneficiaries will not have any preemptive rights with respect to the Trust Interests. There is no provision for any sinking fund with respect to the Trust Interests.
Common Stock
The following description of MetLife, Inc.’s Common Stock registered pursuant to the Exchange Act, is a summary and does not purport to be complete. It is qualified in its entirety by reference to MetLife, Inc.’s amended and restated certificate of incorporation, as amended (the “Certificate of Incorporation”), and the amended and restated by-laws (the “By-Laws”), each of which MetLife, Inc. has previously filed with the SEC, and applicable law.
Dividends
The holders of Common Stock, after any preferences of holders of any preferred stock, are entitled to receive dividends as determined by the Board. The declaration and payment of Common Stock dividends will also depend on MetLife, Inc.’s financial condition, results of operations, cash requirements, future prospects, regulatory restrictions on the payment of dividends by MetLife, Inc.’s insurance subsidiaries and other factors deemed relevant by the Board. There is no requirement or assurance that MetLife, Inc. will declare and pay any dividends. The Certificates of Designations for Floating Rate Non-Cumulative Preferred Stock, Series A (the “Series A Preferred Shares”), 5.875% Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series D (the “Series D Preferred Shares”), 5.625% Non-Cumulative Preferred Stock, Series E (the “Series E Preferred Shares”), 4.75% Non-Cumulative Preferred Stock, Series F (the “Series F Preferred Shares”), and 3.850% Fixed Rate Reset Non-Cumulative Preferred Stock, Series G (the “Series G Preferred Shares” and, collectively with the Series A Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares, and Series F Preferred Shares, the “Preferred Shares”) all prohibit the declaration or payment of dividends or distributions on Common Stock if dividends are not paid on the Preferred Shares, and the Certificate of Designations for the Series A Preferred Shares further prohibits the payment of dividends on the Series A Preferred Shares under certain circumstances. In addition, (i) MetLife, Inc.’s 6.40% Fixed-to-Floating Rate Junior Subordinated Debentures due 2066, (ii) MetLife, Inc.’s 10.75% Fixed-to-Floating Rate Junior Subordinated Debentures due 2069, (iii) upon an exchange of the 7.875% Fixed-to-Floating Rate Exchangeable Surplus Trust Securities of MetLife Capital Trust IV, MetLife, Inc.’s related 7.875% Fixed-to-Floating Rate Junior Subordinated Debentures due 2067, and (iv) MetLife, Inc.’s 9.250% Fixed-to-Floating Rate Junior Subordinated Debentures due 2068, all prohibit the declaration or payment of dividends or distributions on Common Stock under certain circumstances if interest is not paid in full on such securities, whether because of a mandatory or optional payment deferral, subject to certain exceptions.
Voting Rights
The holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote and do not have any cumulative voting rights.

Liquidation and Dissolution
In the event of MetLife, Inc.’s liquidation, dissolution or winding-up, the holders of Common Stock are entitled to share equally and ratably in MetLife, Inc.’s assets, if any, remaining after the payment of all of MetLife, Inc.’s liabilities and the liquidation preference of any outstanding class or series of preferred stock.
Other Rights
The holders of Common Stock have no preemptive, conversion, redemption or sinking fund rights. The holders of shares of Common Stock are not required to make additional capital contributions.
Transfer Agent and Registrar
The transfer agent and registrar for the Common Stock is Computershare Inc. (successor in interest to Mellon Investor Services LLC).
Certain Provisions in the Certificate of Incorporation and By-Laws and in Delaware and New York Law
A number of provisions of the Certificate of Incorporation and By-Laws deal with matters of corporate governance and rights of stockholders. The following discussion is a general summary of selected provisions of the Certificate of Incorporation and By-Laws and regulatory provisions that might be deemed to have a potential “anti-takeover” effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the Board but which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the incumbent Board or management more difficult. Some provisions of the Delaware General Corporation Law and the New York Insurance Law may also have an anti-takeover effect. The following description of selected provisions of the Certificate of Incorporation and By-Laws and selected provisions of the Delaware General Corporation Law and the New York Insurance Law is necessarily general and reference should be made in each case to the Certificate of Incorporation and By-Laws, which are filed with the SEC, and to the provisions of those laws.
Exercise of Duties by the Board
The Certificate of Incorporation provides that while the Trust is in existence, each of MetLife, Inc.’s directors is required, in exercising his or her duties as a director, to take the interests of the Beneficiaries into account as if they were holders of the shares of Common Stock held in the Trust, except to the extent that any such director determines, based on advice of counsel, that to do so would violate his or her duties as a director under Delaware law.
Restriction on Maximum Number of Directors and Filling of Vacancies on the Board
Pursuant to the By-Laws and subject to the rights of the holders of any class of preferred stock, the number of directors may be fixed from time to time exclusively by resolution adopted by a majority of the entire Board, but the Board will at no time consist of fewer than three directors. Stockholders may remove a director with or without cause at a meeting of the stockholders by a vote of a majority of the combined voting power of the outstanding stock entitled to vote generally in the election of directors, in which case the vacancy caused by such removal may be filled at such meeting by the stockholders entitled to vote for the election of the director so removed. Any vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors or resulting from a removal where the stockholders have not filled the vacancy, subject to the rights of the holders of any class of preferred stock, may be filled by a majority of the directors then in office, although less than a quorum. These provisions give incumbent directors significant authority that may have the effect of limiting the ability of stockholders to effect a change in management.
Advance Notice Requirements for Nomination of Directors and Presentation of New Business at Meetings of Stockholders; Action by Written Consent
The By-Laws provide for advance notice and other provisions in respect of stockholder proposals and nominations for director. In addition, pursuant to the provisions of both the Certificate of Incorporation and the By-Laws, stockholder action may not be taken by written consent. Rather, any action taken by the stockholders must be effected at a duly called meeting. The chairman, the chief executive officer or the secretary pursuant to a board resolution or, under some circumstances, the president or a director who also is an officer, may call a special meeting. The By-Laws also permit stockholders representing ownership of 25% or more of the combined voting power of the outstanding shares of Common Stock to call a special meeting of the stockholders, provided that the stockholders satisfy the requirements specified in the By-Laws. These provisions make it more difficult for a stockholder to place a proposal or nomination on the meeting agenda and prohibit a stockholder from taking action without a meeting, and therefore may reduce the likelihood that a stockholder will seek to take independent action to replace directors or with respect to other matters that are not supported by management for stockholder vote.
Limitations on Director Liability
The Certificate of Incorporation contains a provision that is designed to limit the directors’ liability to the extent permitted by the Delaware General Corporation Law and any amendments to that law.
Specifically, directors will not be held liable to MetLife, Inc. or MetLife, Inc.’s stockholders for monetary damages for an act or omission in their capacity as a director, except for liability as a result of:
•a breach of the duty of loyalty to MetLife, Inc. or MetLife, Inc.’s stockholders;
•acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•payment of an improper dividend or improper redemption or repurchase of MetLife, Inc.’s Common Stock under Section 174 of the Delaware General Corporation Law; or
•any transaction from which the director received an improper personal benefit.
The principal effect of the limitation on liability provision is that a stockholder is unable to prosecute an action for monetary damages against one of MetLife, Inc.’s directors unless the stockholder can demonstrate one of the specified bases for liability. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. The Certificate of Incorporation also does not eliminate the directors’ duty of care. The inclusion of the limitation on liability provision in the certificate may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited MetLife, Inc. and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director’s breach of the duty of care.
The By-Laws also provide that MetLife, Inc. will indemnify its directors and officers to the fullest extent permitted by Delaware law. MetLife, Inc. is required to indemnify its directors and officers for all judgments, fines, amounts paid in settlement, legal fees and other expenses reasonably incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s position with MetLife, Inc. or another entity, including Metropolitan Life Insurance Company, that the director or officer serves at MetLife, Inc.’s request, subject to certain conditions, and to advance funds to MetLife, Inc.’s directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must succeed in the legal proceeding or act in good faith and in a manner reasonably believed to be in or not opposed to MetLife, Inc.’s best interests and with respect to any criminal action or proceeding, in a manner he or she reasonably believed to be lawful.
Business Combination Statute
In addition, as a Delaware corporation with a class of voting stock listed on a national securities exchange, MetLife, Inc. is subject to Section 203 of the Delaware General Corporation Law, unless MetLife, Inc. elects in the Certificate of Incorporation not to be governed by the provisions of Section 203. MetLife, Inc. has not made that election. Section 203 can affect the ability of an “interested stockholder” of MetLife, Inc. to engage in certain business combinations, including mergers, consolidations or acquisitions of additional MetLife, Inc. shares for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include any person owning, directly or indirectly, 15% or more of the outstanding voting stock of a corporation. The provisions of Section 203 are not applicable in some circumstances, including those in which (1) the business combination or transaction which results in the stockholder becoming an “interested stockholder” is approved by the corporation’s board of directors prior to the time the stockholder becomes an “interested stockholder” or (2) the “interested stockholder,” upon consummation of such transaction, owns at least 85% of the voting stock of the corporation outstanding prior to such transaction.
Restrictions on Acquisitions of Securities
The insurance laws and regulations of New York, the jurisdiction in which MetLife, Inc.’s principal insurance subsidiary, Metropolitan Life Insurance Company, is organized, may delay or impede a business combination involving MetLife, Inc. In addition to the limitations described in the immediately preceding paragraph, the New York Insurance Law prohibits any person from acquiring control of Metropolitan Life Insurance Company, either directly or indirectly through any acquisition of control of MetLife, Inc., without the prior approval of the New York Superintendent of Financial Services. That law presumes that control exists where any person, directly or indirectly, owns, controls, holds the power to vote 10% or more of MetLife, Inc.’s outstanding voting stock, unless the New York Superintendent of Financial Services, upon application, determines otherwise. Even persons who do not acquire beneficial ownership of more than 10% of the outstanding shares of the Common Stock may be deemed to have acquired such control, if the New York Superintendent of Financial Services determines that such persons, directly or indirectly, exercise a controlling influence over MetLife, Inc.’s management or policies. Therefore, any person seeking to acquire a controlling interest in MetLife, Inc. would face regulatory obstacles which may delay, deter or prevent an acquisition.
The insurance holding company laws and other insurance laws of many other states also regulate changes of control (generally presumed upon acquisitions of 10% or more of voting securities) of domestic insurers (including insurers MetLife, Inc. owns) and insurance holding companies such as MetLife, Inc.